David Lubin & Associates, PLLC

26 East Hawthorne Avenue

Valley Stream, NY 11580

Tel. (516) 887-8200

Fax (516) 887-8250

January 30, 2009

BY EDGAR AND

FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:  Edwin Kim, Esq.

Re:

Modena I, Inc.

Registration Statement on Form S-1/A

Filed on December 31, 2008

File Number 333-156272

Dear Mr. Kim:

On behalf of Modena I, Inc. (the “Company”), we are herewith submitting to the Securities and Exchange Commission (the "Commission") this letter in response to the Commission's comment letter, dated January 23, 2009 (the “Comment Letter”), with reference to Amendment No.1 to Registration Statement on Form S-1A (the “Amendment No.1”) filed with the Commission on December 31, 2008.

Form S-1/A, Filed December 31, 2008

1.

Comment:

We note that you have $210 in assets as of October 31, 2008 and no operations since September 2007. Advised us why your offering is not subject to Rule 419. If you believe that you are not Subject to Rule 419 provide us with a detailed analysis of why you are not a blank check company.

Response:

The Company is not a blank check company as defined in Rule 419. Pursuant to Rule 419(a)(2), a blank check company is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and is issuing "penny stock," as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.  Since September 2007, the Company has shifted its focus from researching for a target company with which to do a business combination. The Company now has a specific business plan that it intends to implement.  As discussed in the “Description of Business” although the Company has nominal assets and has not conduct business or generate revenues since inception, the Company intends to identify and evaluate the economic feasibility and resource potential of wind and hydro properties, predominantly in the Greater Toronto area and surrounding areas of Ontario Canada, for the purposes of developing commercial scale wind and hydro turbine projects. The Company intends to participate in these projects with development partners and receive revenue from the sale of electric energy through our working interests in the partnerships.

Form 10KSB, Filed December 31, 2008

Item 8, Controls and Procedures, Page 26

2.

Comment:

 Please amend your Form 10-KSB for fiscal year ended October 31, 2008 to provide an evaluation of your internal controls over financial reporting, as required by Exchange Act Rules 13a -15 and 15d-15, and provide an assessment and a conclusion as to the effectiveness of your internal controls over financial reporting, as required by Item 308(T) of Regulation S-B. If management has not yet performed and an assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal controls over financial reporting.

In performing your evaluation, you may find the following documents helpful:

•

the Commission’s release Amendments to Rules Regarding Management’s Reports on Internal Control over Financial (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8810.pdf

•

the Commission’s release Commission’s Guidance Regarding Management’s Report on Internal Control on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities and Exchange Act of 1934 (Securities Act Release 8010/ Financial Reporting Release 77). You can find this release at: http://www.sec.gov/rules/final/2007/33-8010.pdf ; and the Sarbanes-Oxley Section 404 – Guide for Small Business brochure at http://www.sec.gov/info/smallbus/404guide.shtml

Response:

 The Company and its auditors are currently revising the Form 10-KSB to reflect the Commission’s comment and will file a copy of such amendment via Edgar.

3.

Comment:

We note Exhibits 31 and 32 are signed by Sang-Ho Kim as President and Chief Executive Officer of Modena 1, Inc. but omit certifications by your principal financial officer. Please amend your Form 10-KSB for fiscal year ended October 31, 2008 to include proper certifications required by Section 302 and 906 of the Sarbanes-Oxley Act of 2002. See Item 601(a)(31) and (32) of Regulation S-K.

Response:

The Company and its auditors are currently revising the Form 10-KSB to reflect the Commission’s comment and will file a copy of such amendment via Edgar.

The Company respectfully submits via EDGAR the foregoing responses to the Commission. Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers.  Thank you very much.

Very truly yours,

/s/ David Lubin & Associates, PLLC

David Lubin & Associates, PLLC

cc:  Mr. Sang-Ho Kim